Organigram Global’s Collective Project Wins Big at the 2025 High Spirits Awards in California

Wins gold medal for Blood Orange Yuzu & Vanilla and platinum medal for Mango Pineapple & Coconut
Toronto, Ontario – May 7, 2025: Organigram Global Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), Canada’s #1 cannabis company by market share, is pleased to announce that its recently acquired business, Collective Project, has won recognition at the 2025 High Spirits Awards only a few short months following the launch of the brand in the U.S. The brand received a gold award for Blood Orange Yuzu & Vanilla and a platinum award for Mango, Pineapple & Coconut hemp-derived THC beverages. High Spirits Awards is a competition launched by L.A. Spirits Awards in 2023 to identify and reward excellence among the growing number of cannabis- and hemp-derived beverages available to consumers.
Blood Orange, Yuzu & Vanilla is a fan-favourite beverage that is rapidly earning recognition in the U.S. following its recent launch. It has big citrusy notes of yuzu and blood orange, blended with vanilla and infused with THC. Mango, Pineapple and Coconut is a classic tropical blend with Piña Colada flavours infused with THC. Both beverages are packed with real fruit juice and inspired by the global art community.
“Seeing Collective Project products celebrated in the U.S. is a proud moment for us,” said Beena Goldenberg, CEO of Organigram. “This early momentum, so soon after our acquisition, reinforces the brand’s strong consumer connection and innovative edge. It also validates our strategy to accelerate growth in the U.S. cannabis beverage space—where demand for elevated, experience-driven products is clearly gaining ground.”

The Collective Project portfolio is currently available across several U.S. states, including Minnesota, Florida, Texas, South Carolina, North Carolina, Georgia, Ohio, Tennessee, and Alabama, and can be found at major retail chains such as Top Ten Liquors and Total Wine & More. An eCommerce website is set to launch in the coming weeks supporting the brand’s continued expansion and growing product lineup.

About Organigram
Organigram Global Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc., a licensed cultivator of cannabis and manufacturer of cannabis-derived goods in Canada, and Motif Labs Ltd., a licensed cannabis processor. Through its recent acquisition of Collective Project Limited, Organigram Global participates in the US and Canadian cannabinoid beverages markets.
Organigram is focused on producing high-quality cannabis for adult recreational consumers, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Tremblant Cannabis, Trailblazer, Collective Project, BOXHOT and DEBUNK. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).
Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include consumer demand and preferences and factors and risks disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Examples of forward-looking statements in this news release include, among others, the opportunities for cannabis beverages in the U.S. and Organigram’s ability to establish a U.S. market position over time for hemp-derived THC products in beverages. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release is made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.
For Media enquiries:
Mark McKay – Director of Communications
mark.mckay@organigram.ca
Max Schwartz – Director of Investor Relations
max.schwartz@organigram.ca